July 25, 2003

Mr. Dale Paisley
Chairman & CEO
USA Biomass Corporation
1912 N. Batavia, Unit C
Orange, CA  92865

Dear Dale:

Due to personal reasons, I am herein submitting my resignation from the board of directors of USA Biomass Corporation and as the corporate secretary effective today, July 25, 2003. It has been a pleasure working with you and I will continue to assist in any way that you deem it to be beneficial to the Company.

My current involvement with projects in Texas and other areas of the country simply does not afford me the time to devote to important USA Biomass business matters at hand. Should this situation change sometime in the future, I would again be receptive to serving on the board.

I trust that you will contact the bank and advise that I am no longer a signatory party to the bank accounts. Please be assured that you will have my full cooperation in any other transition matters that will need attending to.

I believe that the Company will do well, and I will continue to support you and USA Biomass in the future.

Sincerely,

/s/ Michael R. Bradle
Michael R. Bradle